August 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Joshua Gorsky

Re:	Palisade Bio, Inc. Registration Statement on Form S-3
Filed August 15, 2025
File No. 333-289635

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Palisade Bio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-289635) (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Thursday, August 28, 2025.

The Company hereby authorizes Jeffrey Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Jeffrey Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company at (858) 436-8064.

[Signature page follows]

Securities and Exchange Commission

August 26, 2025

Sincerely,
Palisade Bio, Inc.

By:	/s/ JD Finley
JD Finley
Chief Executive Officer
Palisade Bio, Inc.

cc:	Jeffrey C. Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Ryan J. Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John E. Maciejewski, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP